DSM Press Release



DSM

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@



60E

Heerlen (NL), 8 December 2006

Repurchase of shares

Royal DSM N.V. has repurchased 641,045 of its own shares in the period from November 30, 2006 up to and including December 6, 2006 at an average price of EUR 36.13. This is in accordance with the share buyback program announced on September 27, 2006.
The consideration of this repurchase was EUR 23.2 million.

The total number of shares repurchased under this program to date is 6,458,820 shares for a total consideration of EUR 233.3 million.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM Press Release



DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

59E

Heerlen (NL), 8 December 2006

Peter Elverding, chairman of the DSM Managing Board, to be succeeded by Feike Sijbesma on 1 May 2007

The Supervisory Board of Royal DSM N.V. has appointed **Feike Sijbesma** as chairman of the Managing Board with effect from 1 May 2007. Mr. Sijbesma will succeed **Peter Elverding**, who will retire with effect from the same date.

Peter Elverding: *"In close consultation with the Supervisory Board I have decided to step down after having served DSM for eight years as chairman of the Managing Board. My successor is ready for the task and my retiring will render it possible to further internationalize the Managing Board and lower its average age."*

Peter Elverding (1948) has been on the DSM Managing Board since 1995 and has been its chairman since 1999. Feike Sijbesma has been a member of the DSM Managing Board since 2000.

The Supervisory Board will propose to the Annual General Meeting of Shareholders on 28 March 2007 to appoint **Stephan B. Tanda** to the Managing Board of DSM with effect from 1 May 2007 as successor to Feike Sijbesma. Mr. Tanda will join DSM on 1 March 2007. He is currently President and Chief Executive Officer of Freudenberg Nonwovens, Weinheim (Germany) and Durham (USA). He formerly worked with DuPont Agriculture & Nutrition, amongst others as President and CEO of The Solae Company, St. Louis, USA (food innovation and food ingredient manufacturing).

As a result of these appointments, from 1 May 2007 the DSM Managing Board will be composed as follows:
Feike Sijbesma (1959) chairman, Jan Zuidam (1948) deputy chairman, Nico Gerardu (1951), Rolf-Dieter Schwalb (1952) and Stephan B. Tanda (1965).

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

Feike Sijbesma's career

Feike Sijbesma was born in Nieuw-Loosdrecht (the Netherlands) on 25 August 1959. He studied medical biology at the University of Utrecht and Business Administration at the Erasmus University of Rotterdam, both in the Netherlands. Feike Sijbesma is married to Inge Hoornweg. Mr. and Mrs. Sijbesma have two children.

In 1987 Feike Sijbesma joined the Industrial Pharmaceuticals division of Gist-brocades, where he became responsible for strategic planning and business development. From 1990 to 1993, he was the division's Marketing and Sales Director. He then became responsible for Savoury Ingredients, which later became a business unit of Gist-brocades' Food Specialties Division. In 1995, he became director of that division and joined the Gist-brocades Executive Committee. With the acquisition of Gist-brocades by DSM in 1998 Feike Sijbesma joined DSM. In 2000, he was appointed to DSM's Managing Board.

Feike Sijbesma holds various other positions. He is board member of Cefic (European Chemical Industry Council) and EuropaBio/BIO (European and US Biotechnology Industry Associations), the Wageningen Centre for Food Sciences (WCFS) and the Swiss Society of Chemical Industries (SGCI). He is also a member of the Supervisory Board of Utrecht University and member of the Supervisory Board of the Dutch Genomics Initiative.

Stephan B. Tanda's career

Stephan B. Tanda was born in Innsbruck (Austria) on 14 July 1965. He studied mechanical and plastics engineering at the University of Leoben, Austria, and Business Administration at the Wharton Business School of the University of Pennsylvania, USA. Stephan B. Tanda is married to Sabina Neuner. Mr. and Mrs. Tanda have two children.

Stephan B. Tanda started his career in 1991 as Business Segment Manager Europe - Nomex® /Kevlar® Protective Apparel, with DuPont, Switzerland. From 1993 he had responsibilities in Finance and Operations with DuPont in the USA. In 1996 he was appointed Global Business Director with DuPont in Luxembourg. As of 1998 he was Director Corporate Planning and later Vice President Strategic Planning & New Business Development Agriculture, Nutrition and Bio-Based Materials for DuPont in the USA. In 2000 he became President of Protein Technologies International, Inc. and later President and CEO of The Solae Company, USA with DuPont. The Solae Company is a Joint Venture between DuPont and Bunge in the area of food innovation and food ingredient manufacturing. Since 2004 Stephan B. Tanda has been President and CEO of Freudenberg Nonwovens, Weinheim, Germany and Durham, USA.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

Pictures and CVs of the DSM Managing Board are available at http://www.dsm.com/en_US/html/governance/management_board.htm

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com